May 12, 2025

Yongcheng Yang
Chief Financial Officer
Enlightify Inc.
3rd floor, Borough A, Block A. No. 181, South Taibai Road
Xi   an, Shaanxi Province, PRC 710065

        Re: Enlightify Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2024
            Response dated April 1, 2025
            File No. 001-34260
Dear Yongcheng Yang:

       We have reviewed your April 1, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 12, 2024 letter.

Form 10-K for the Fiscal Year Ended June 30, 2024
Part I, Item 1. Business, page 1

1.     We note your response to comment 1, including that you undertake to add the
       disclosures in Appendix A of your response letter dated April 1, 2025 to the section
       entitled    Business,    immediately following the subsection titled
Cash Flows through
       Our Organization    in future filings. Please amend Part I, Item 1,
"Business" of
       your Form 10-K for the fiscal year ended June 30, 2024 to include the disclosures in
       Appendix A. In this regard, we note your responses to comments one and two in your letter dated August 29, 2024, which undertook to update Part I, Item 1,
  Business    in
       future annual reports on Form 10-K to include this disclosure, but we were unable to find this disclosure in your subsequently filed Exchange Act reports.
2. We note your response to comment 2 confirming that, in future filings, you will quantify any cash flows and transfers of other assets by type that have occurred
 May 12, 2025
Page 2

       between the holding company, its subsidiaries, and the consolidated VIEs, and the direction of transfer. We also note your disclosure included in appendix E to your response letter dated October 1, 2024, which discussed loans and payments between you, your subsidiaries and the VIE, and which is not included in your subsequently filed annual report. Please advise why this disclosure was not included in your discussion of cash flows on page 4 of your Form 10-K for the fiscal year ended June
       30, 2024, and revise to include this disclosure.
Part I, Item 1C. Cybersecurity., page 40

3. We note your response to comment 3 that you undertake to add certain cybersecurity disclosures included in your response letter dated April 1, 2025 in future filings. Please amend your Form 10-K for the fiscal year ended June 30, 2024 to include these disclosures.
       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Robert Zepfel, Esq.